Mail Stop 6010

May 21, 2008

Via U.S. Mail

Mr. James Hennen
Chief Financial Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, MN 55369

> **Re: Vascular Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-27605**

Dear Mr. Hennen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief